Exhibit 99.57

Formation Capital Corporation

First Quarter Report to Shareholders

The developments of the first quarter of Fiscal 2006, spanning the period between March 1st, 2005 and May 31, 2005, showed continuous progress on the Company’s 100% owned Idaho Cobalt Project from the advanced exploration stage towards final feasibility and permitting.  The challenges of this transition, some rewarding, others unexpected, were met head on laying the groundwork for achieving corporate goals and attaining future milestones.

Taking advantage of a surprisingly short financing window, the Company was able to head into the quarter with a strong balance sheet of over $14.6 million in cash and precious metals inventory reflecting the successful closure of a $10 million financing in late February.  This resulting strong financial position has and will continue to allow the Company to advance its projects and be fiscally prepared for any unforeseen developments and weather the cyclical summer doldrums of the resource sector.

Early in the quarter the Company announced the appointment of Mr. Joseph A. Scheuering of Missoula, Montana as Mine Manager of the Idaho Cobalt Project located in Lemhi County, Idaho.  Mr. Scheuering will assist the Company as it progresses through the feasibility and permitting process and be responsible for the day to day operation of the cobalt mine.

A graduate of the Colorado School of Mines, Mr. Scheuering brings to the Company over 35 years experience gained with several major mining companies.  He has held such positions as Mine Planning Engineer, General Mine Foreman, Mine Superintendent, General Superintendent, Project Manager and General Manager.  His responsibilities have included all aspects of mine operation and development including preparation of feasibility studies, upgrading of ore reserves, project permitting, contractor selection and project administration, as well as reclamation and closure.  He held the position of General Superintendent with Noranda for the Blackbird Mine from November 1980 to March 1983 when it was refurbished and permitted and most recently as General Manager with Noranda.  Mr. Scheuering offers the Company a distinguished career and Management is very pleased to welcome him as Mine Manager of the Idaho Cobalt Project.

Further demonstrating the transition from exploration to production, the Company simultaneously announced the appointment of MTB Project Management Professionals, Inc. (MTB) as Manager of the Company’s Bankable Feasibility Study on the Idaho Cobalt Project.  MTB is a well established consulting firm that provides comprehensive project management services to the mining, power, environmental and commercial construction industries in North America and abroad.  MTB helps owners and developers manage entire projects from initial concept and pre-feasibility, through design and construction, to commissioning and startup.

MTB’s culture centers on management of details, open communication, teamwork, accountability, aggressive management of contractors, and the continuous pursuit of excellence.  Formation is very pleased with the results of MTB’s efforts to date and continues to look forward to working closely with MTB to see the Idaho Cobalt Project through to production.  Under the management of MTB, the Company is expecting the completion of the bankable feasibility study in the fall of 2005.

The successful results of the 2004 drill program on the Idaho Cobalt Project were fully realized when the Company announced in late March the updated resource estimate for the project completed by Mine Development Associates (MDA) of Reno, Nevada.  The updated resource estimate showed an increase of 67% in the measured and indicated resource on the Ram deposit over the estimate outlined in MDA’s pre-feasibility study dated May 2001 utilizing a 0.3% cobalt cut-off grade.  The Executive Summary of the pre-feasibility report was SEDAR filed July 19, 2001.  The updated report indicates a 65% increase in contained pounds of cobalt in the Ram deposit.

MDA’s updated report, in compliance with National Instrument 43-101, estimate undiluted measured and indicated resources on the Ram deposit at a 0.2% cut-off grade total 1,916,442 tons (1,344,447 tons in the measured category) grading 0.605% cobalt, 0.57% copper and 0.014 ounces per ton gold with inferred resources of 952,200 tons grading 0.714% cobalt, 0.79% copper and 0.016 ounces per ton gold.  The significant increase in the measured resource within the Ram deposit is expected to result in a marked increase in the reserve estimates which will be reflected in the bankable feasibility study. All deposits remain open along strike and to depth.

Reflecting the challenges faced by an emerging mining company, in early April the Company announced the United States Department of Agriculture, Salmon-Challis National Forest (FS) had released a preliminary schedule showing the issuance of the Draft Environmental Impact Statement (EIS) in the fourth quarter of 2005 with completion of the Final EIS and a FS Record of Decision in March of 2006.  This amended schedule reflected a delay from the previously released schedule for the submittal of a Final EIS by late summer of 2005.

It is important to note that this delay does not reflect or refer to any specific matter or required documentation on the Company’s part, but rather it refers to the FS ensuring ample time has been allocated for developing water quality predictions based on project alternatives developed in the EIS process.

The Company is working with the FS and the FS’s EIS team to look for ways to expedite the EIS schedule and remains hopeful that a timelier schedule might be met.  The Company has been and will continue to be committed to using every effort to provide any information or assistance the FS or the FS’s EIS team requires.

In 2004 the Company submitted an Exploration Decline Plan of Operation (EDPO) to the FS that entailed the construction of 1000 feet of spiral decline to access the ore body on the RAM deposit. If constructed, the exploration decline would be used for the collection of a bulk sample of the ore for additional metallurgical test work and for the collection of additional geotechnical data which would assist in the design of the final configuration of mine openings.  The construction could also provide the opportunity to evaluate the mining equipment for future capital investment decisions and help to further define economic parameters for mine development.

Upon the FS review of the EDPO the FS agreed with the Company’s environmental advisors, Telesto and their own environmental advisors, Hydrometrics that the EDPO would have “no measurable impact on the environment”.

In November 2004 the FS gave public notice that, pending public comments, the FS intended to issue a decision memo stating that the EDPO would be categorically excluded from any requirement for an Environment Assessment Report or an Environmental Impact Statement.  Although the Forest Service had indicated there would be a decision made regarding the decline before the end of June, they are still reviewing the matter and as at the writing of this report, the Company has not received notification of their decision.

Subsequent to the end of the quarter the Company learned that Blackbird Mine Site Group (BMSG) had raised concerns about Formation operations possibly increasing the compliance cost to BMSG of continued remedial work.  BMSG is the “doing business as” name of the subsidiaries of several companies, apparently including Alcan, Inc., Noranda, Inc, and Hanna Mining, which, collectively, are liable to the United States for on-going and past discharges of hazardous substances (primarily metals) from the Blackbird Mine to local streams, rivers and ground water.

In a May 31, 2005 letter from the BMSG addressed to the Office of General Counsel, US Department of Agriculture from the law firm of Covington & Burling, BSMG stated it “has not given Formation permission to access the Blackbird Mine site for the construction of the exploration decline.”

Although Formation had been granted free and clear access through the Blackbird Mine site since inception of the Idaho Cobalt Project in the mid 1990’s, BMSG actions prompted the Company to immediately seek judicial approval of access across the site.

On June 30, 2005, Judge James Herndon, Seventh Judicial District of the State of Idaho, Lemhi County ordered BMSG to continue to allow access across the Blackbird Mine site so that the Company could continue with the Idaho Cobalt Project exploration drilling and proceed with permitting and construction of the Company’s exploration decline for bulk sampling.  Pending the Judge Herndon’s review of the 1877 Mining Law concerning “Rights of Way and Easements for Development of Mines”, he is expected to rule on permanent access across the Blackbird Mine site for all purposes, including mining.  Formation is confident that this too will be a favorable decision.

During the quarter, the Company continued to attract new customers for its 100% owned Sunshine Precious Metals Refinery.  The Company is presently in the final stages of negotiations on a refining contract with a major silver producer for a significant portion of their primary silver production.  Additional contracts are currently being negotiated with the goal of reaching the refinery’s production capacity of 10 million ounces silver and 350,000 ounces of gold bullion production per annum.

The accomplishments of the first quarter reflect the determination of Management to see the ICP project through to production.  With a talented and determined Development Team, loyal shareholders and a strong financial position, Formation is ready to prevail over any challenges to ensure its goals are met.

Formation Capital Corporation

/s/ Mari-Ann Green

Mari-Ann Green, C.E.O

July 12, 2005

Formation Capital Corporation

 consolidated financial statements

MAY 31, 2005

(Unaudited – prepared by Management)

These financial statements have not been reviewed by the Company’s auditors

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)
	(unaudited)	(audited)
	Three Months Ended	Year Ended
	May 31	February 28
	2005	2005
ASSETS
CURRENT
Cash and short-term deposits	$ 10,978,202	$ 13,161,884
Precious metals inventory	2,189,135	1,500,103
Accounts receivable	124,201	47,860
Prepaid expenses and deposits	252,261	286,629
TOTAL CURRENT ASSETS	13,543,798	14,996,476
RECLAMATION DEPOSIT	21,338	20,970
MINERAL PROPERTIES (Note 3)	26,710,908	24,772,552
PROPERTY, PLANT AND EQUIPMENT (Note 2)	5,258,928	5,066,138
TOTAL ASSETS	$ 45,534,972	$ 44,856,136
LIABILITIES
CURRENT
Accounts payable	$ 551,240	$ 503,465
Accrued liabilities	485,353	322,816
TOTAL LIABILITIES	$ 1,036,593	$ 826,281
SHAREHOLDERS' EQUITY
Share capital (Note 4)
Authorized
50,000,000 preferred shares without par value
Unlimited common shares without par value
Issued
160,969,558 common shares (2005–159,212,058 shares)	$ 56,338,501	$ 55,631,626
Contributed surplus	1,810,828	1,609,101
Deficit, accumulated during exploration stage	(13,650,950)	(13,210,872)
TOTAL SHAREHOLDERS' EQUITY	44,498,379	44,029,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 45,534,972	$ 44,856,136
APPROVED BY THE BOARD
“ Mari - Ann Green ” Director
“ J. Scott Bending ” Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
	(unaudited)	(unaudited)
	Three Months Ending	Three Months Ending
	May 31	May 31
	2005	2004
EXPENSES
Accounting and audit	$ 48,142	$ 47,166
Administration	34,225	28,750
Advertising and promotion	12,432	62,571
Bank charges, interest and financing costs	21,361	690
Depreciation	15,104	11,157
Foreign exchange	(9,574)	(10,680)
Legal fees	78,548	18,463
Listing and filing fees	40,698	3,143
Management fees	12,092	3,164
Office	40,048	33,822
Shareholder information	29,191	26,204
Stock-based compensation	201,727
TOTAL EXPENSES	$ 523,995	$ 224,449
LOSS BEFORE
UNDERNOTED ITEMS	(523,995)	(224,449)

OTHER INCOME	83,917	54,453

NET LOSS FOR THE PERIOD	$ (440,078)	$ (169,997)

DEFICIT at beginning of period	(13,210,872)	(10,198,011)

DEFICIT at end of period	$ (13,650,950)	$ (10,368,008)

Basic and fully diluted loss per share	($0.00)	$0.00

Weighted average number of shares outstanding	160,969,558	121,901,305

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
	(unaudited)	(unaudited)
	Three Months Ending	Three Months Ending
	May 31	May 31
	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$ (440,078)	$ (169,997)
Items not involving cash
Depreciation	15,104	11,157
Stock-based compensation	201,727	-
Change in non-cash operating
working capital items
Precious metals inventory	(689,032)
Accounts receivable	(76,341)	(67,691)
Prepaids	34,368	(79,678)
Accounts payable	210,312	286,226
	(743,938)	(19,983)
FINANCING ACTIVITIES
Share capital issued for cash	706,875	469,766
	706,875	469,766
INVESTING ACTIVITIES
Mineral property expenditures	(1,938,356)	(1,057,605)
Purchase of property, plant and equipment	(207,894)	(731,674)
Reclamation deposits	(369)	(471)
	(2,146,618)	(1,789,750)

NET CASH INFLOW (OUTFLOW)	(2,183,682)	(1,339,967)

CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	13,161,884	10,731,587

CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 10,978,202	$ 9,391,622

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:
Cash	$ 228,202	$ 1,391,622
Short-term investments	10,750,000	8,000,000
	$ 10,978,202	$ 9,391,622

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2005

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable.  None of the Company’s operations are conducted through joint venture entities.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material.  Material is refined into high purity silver and gold bullion.  The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually.  This facility was originally purchased by the Company in order to process the cobalt concentrate from its US operations.  In the past this facility processed silver/copper concentrates and will have to be refurbished to process the cobalt material.  Commercial production has not commenced as at May 31, 2005.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.  All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company’s audited consolidated financial statements for the year ended February 28, 2005.

2.

PROPERTY, PLANT AND EQUIPMENT

		May 31		February 28,
	2005			2005
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land and building	$ 176,351	$ 44,706	$ 131,645	$ 132,546
Plant	4,930,608	-	4,930,608	4,750,448
Office furniture, fixtures and equipment	536,641	356,444	180,197	165,218
Vehicle	83,492	67,014	16,478	17,926
	$ 5,727,092	$ 468,164	$ 5,258,928	$ 5,066,138

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2005

3.

MINERAL PROPERTIES

                 Mineral properties at May 31, 2005 consist of:

	May 31,	February 28,
	2005	2005
Idaho Cobalt Belt
Idaho Cobalt Project	$ 22,514,511	$ 20,586,208
Black Pine	3,210,913	3,210,013
Badger Basin	101,911	101,551
	25,827,335	23,897,772

Other Projects
Morning Glory/Wallace Creek	389,821	388,921
El Milagro	258,912	252,688
Queen of the Hills	32,043	31,143
Compass/Kernaghan	121,958	121,958
Virgin River	11,597	11,237
Other	69,242	68,833
	883,573	874,780
	$ 26,710,908	$ 24,772,552

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2005

4.

SHARE CAPITAL

a)   During the quarter ended May 31, 2005, the Company issued 1,632,500 common shares for gross proceeds of $688,125 on exercise of share purchase warrants and issues 125,000 common shares for gross proceeds of $18,750 on exercise of stock options.

          Common shares issued and outstanding

	Common shares without par value
	Shares	Amount
Balance, February 28, 2005	159,212,058	$ 55,631,626
Issuance of common shares for cash	1,757,500	706,875

Balance May 31, 2005	160,969,558	$ 56,338,501

b)

As at May 31, 2005 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date

165,000	$0.34	July 18, 2005
200,000	$0.18	October 20, 2005
50,000	$0.36	November 16, 2005
235,000	$0.62	January 09, 2006
50,000	$0.50	April 19, 2006
2,688,435	$0.15	May 12, 2006
150,000	$0.53	June 29, 2006
275,000	$0.54	March 30, 2007
2,545,000	$0.50	September 28, 2007
340,000	$0.54	March 30, 2008
6,698,435	$0.35

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2005

(i)        As at May 31, 2005, outstanding exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	May 31,	Exercise	February 28,	Exercise	February 29,	Exercise
	2005	Price	2005	Price	2004	Price
Balance outstanding,
beginning of year	6,208,435	$ 0.33	5,915,000	$ 0.22	4,500,000	$ 0.27
Activity during the year
Options granted	615,000	0.54	2,895,000	0.50	3,800,000	0.19
Options exercised	(125,000)	0.15	(2,401,565)	0.26	(915,000)	0.22
Options cancelled/
expired	-	-	(200,000)	0.53	(1,470,000)	0.27
Balance outstanding,
end of period	6,698,435	$ 0.35	6,208,435	$ 0.33	5,915,000	$ 0.22

(ii)

During the year ended February 28, 2005, 2,895,000 (2004 – 3,800,000) stock options were issued to directors, employees and consultants.  Using the fair value method to value stock options, $1,022,979 was recorded to stock-based compensation, expense.  This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 99% (2004 - 84%) and a weighted average risk free rate of 3.52% (2004 – 3.59%).

As a result of 615,000 stock options granted during the three month period ended May 31, 2004, the Company recognized $201,727 (May 31, 2004 – nil) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing method.

c.

As at May 31, 2005 outstanding warrants were as follows:

Number of
Warrants	Exercise Price	Expiry Date

1,016,387	$0.23	August 22, 2005
19,099,999	0.50	December 05, 2005
1,213,800	0.35	December 05, 2005
618,000	0.50	March 22, 2006
150,000	0.55	June 30, 2006
1,333,333	0.30	February 05, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007
1,853,180	0.30	April 03, 2007
39,447,199	$0.51

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

May 31, 2005

i)

The changes in warrants during the previous periods were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	May 31,	Exercise	February 28,	Exercise	February 29,	Exercise
	2005	Price	2005	Price	2004	Price
Balance outstanding,
beginning of year	41,079,699	$ 0.50	36,591,148	$ 0.41	26,751,377	$ 0.32
Activity during the period
Warrants issued	-	-	14,312,500	0.60	23,776,434	0.47
Warrants exercised	(1,632,500)	0.42	(9,823,949)	0.30	(13,115,163)	0.24
Warrants expired/
cancelled	-	-	-	-	(821,500)	0.50
Balance outstanding,
end of period	39,447,199	$ 0.51	41,079,699	$ 0.50	36,591,148	$ 0.41

5.

RELATED PARTY TRANSACTIONS

As at May 31, 2005, accounts payable include $3,084 (2004 - $5,221) due to directors and officers.

6.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	May 31, 2005	February 28, 2005

Canada	$ 280,499	$ 283,541
United States	31,449,816	29,320,530
Mexico	260,859	255,589
	$ 31,991,174	$ 29,859,660

7.

SUBSEQUENT EVENTS

Subsequent to the end of the quarter the Company sought and received judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it “has not given Formation permission to access the Blackbird Mine site for the construction of the exploration decline.”  A ruling by the courts on permanent access is pending.